Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	2006	2005 (b)	2004 (b)	2003 (b)	2002 (b)

Fixed charges, as defined:
Interest on long-term debt	$296	$259	$255	$149	$169
Interest on short-term debt and other interest	16	26	23	25	52
Amortization of debt discount, expense and premium - net	(1)	7	(6)	31	9
Estimated interest component of operating rentals	15	15	17	31	21
Preferred security distributions of subsidiaries on a pre-tax basis				8	12

Total fixed charges	$326	$307	$289	$244	$263

Earnings, as defined:
Net income (a)	$729	$610	$671	$731	$510
Preferred security dividend requirement				5	8
Less undistributed income (loss) of equity method investments	(2)	(14)	(13)	(15)	(22)
	731	624	684	751	540
Add:
Income taxes	189	76	205	193	267
Total fixed charges as above (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	304	300	284	229	231

Total earnings	$1,224	$1,000	$1,173	$1,173	$1,038

Ratio of earnings to fixed charges	3.8	3.3	4.1	4.8	3.9

(a)	Net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles.
(b)
Certain line items have been revised due to the June 2006 sale of the 50% ownership interest in the Griffith plant and the related reclassification of prior period operating losses to "Loss from Discontinued Operations."